EXHIBIT 4.12

Letter of Consent

I, Kai Wang (ID Card No.: 41050419821217106X), am the duly married spouse of Kuan Song (ID Card No.: 410503198209212012). I hereby acknowledge, understand and agree that:

1. In accordance with the Equity Pledge Agreement he signed in 2016, Kuan Song pledges to Acorn Trade (Shanghai) Co., Ltd.90% of the equity interest he holds in Beijing HJX Technology Development Co., Ltd. (“Beijing HJX Technology”).

2. In accordance with the provisions of the Exclusive Purchase Agreement entered into on [*], 2016, Kuan Song irrevocably grants Acorn Trade (Shanghai) Co., Ltd. the right to at any time purchase or designate any third party to purchase all or part of the equity interest he holds in Beijing HJX Technology and I have no objections against the above grant and its exercise.

3. In accordance with the Power of Attorney he signed in 2016, Kuan Song irrevocably grants Gao Weiji his shareholder’s voting right at the shareholders’ meetings of Beijing HJX Technology, including but not limited with respect to the sale or transfer of all or any part of the equity interest he holds in Beijing HJX Technology, and his right to vote on such matters as the designation or appointment of a director of the company at the shareholders’ meetings of Beijing HJX Technology.

4. I have no objections against the equity pledge, the exclusive right to purchase, and the setup, grant and exercise of the Power of Attorney as described above and acknowledge that I will not now or in the future assert any claims or take any actions that would oppose, prevent or hinder the exercise of any of the above rights.

/s/ Kai Wang
(Signature)